
TRANSMISSÃO
PAULISTA

02 DEC 23 AM 11:52

Data São Paulo, december 17, 2002

RefCT/F/03625/2002.

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549


SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

02060712

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Financial Statements as of September 30, 2002, and Independent Accountants' Report, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned
Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

Data São Paulo, december 17, 2002 *Ref/CT/F/03626/2002.*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Call Notice to the Shareholders, regarding the payment of interest on own capital, published on this date, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Notice to the Shareholders

We inform the Shareholders that the Board of Directors, in a meeting held on 12/16/2002, deliberated on the payment of interest on own capital, in the amount of R$ 50,000,000.00, corresponding to R$ 0.000334929 per share, as provided for in § 2 of article 32, of the Bylaws of the Companny and § 7 of article 9, of Law No. 9249/95, observing that:

1. the date for the financial availability of the respective amounts of interest to the shareholders shall be 02/14/2003;
2. the Shareholders stated in the share position ascertained on 12/26/2002 shall be entitled to the interest on the own capital, being the shares negotiated as from 12/27/2002,in the Stock Exchanges, considered "ex-interest on own capital";
3. the book credit shall be made on 12/31/2002, and the income tax collection shall be made according to the legislation in effect, except for the legal entities exempted, through the remittance of a certified copy of the Delivery Receipt of The Income Tax Exemption Statement - Legal Entity, or of the option for the special system of taxation (MP(Provisional Remedy) 2,222/01), until 12/26/2002 to Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6º andar, CEP 01415-903;
4. in the lack of corroborating documentation, the following documents shall be considered for analysis and concession, since they are jointly presented:
   a) official Letter sent by competent court, addressed to Companhia de Transmissão de Energia Elétrica Paulista, determining the non-collection of income tax in this particular case;
   b) object Certificate and condition of the legal suit in which the Official Letter has been sent; and
   c) statement signed by the legal representative of the petitioner, stating the information regarding its constitution and its adjustment to the benefit, under the penalties of law, being also responsible for the prompt indemnification to Companhia de Transmissão de Energia Elétrica Paulista, of any collections that it is obliged to make due to the non-collection of the income tax, with the respective additions and penalties.
5. the receipt of the gross amount of interest on own capital shall be assured to the shareholders who are exempted from the income tax collection, as provided for in the legislation; and
6. the value regarding the payment of the interest above will be deducted from the amount of dividends to be paid, as granted by the legislation, as provided for in § 2, of article 32 and Bylaws of the Company.

Credit of Interest

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated and does not have the number of CPF/CNPJ, or banking credit option, will have their revenue credited within 3 (three) working days after their register updating in the electronic files of the referred to bank. In this case the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços de Ações e Debêntures* (Shares and Debentures Services Superintendence), at Rua Boa Vista, 176, 4º andar - Corpo 5 - CEP 01014-000 - São Paulo - SP. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) - Rua XV de Novembro, 318 - térreo, fone: (0XX11) 3247.5731/5308/4769, Fax (0XX11) 3247-5730;
Rio de Janeiro (RJ) - Rua 7 de Setembro, 99 - subsolo, fone: (0XX21) 2202-2592 /3, Fax (0XX21) 2509-1788;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, fone: (0XX31) 3249-3524/34, Fax (0XX31) 3226-4116;
Brasília (DF) - SC Sul Quadra 3 - Ed. Dona Ângela - térreo, fone: (0XX61) 225-3312, Fax (0XX61) 322-2075;
Curitiba (PR) - Rua João Negrão, 65, fone: (0XX41) 320-4128/9, Fax (0XX41) 320-4053;
Porto Alegre (RS) - Rua 7 de Setembro, 746 - sobreloja, fone: (0XX51) 3210-9150/1, Fax (0XX51) 3210-9152;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, fone: (0XX71) 319-8067/10, Fax (0XX71) 319-8148.

São Paulo, December 16, 2002

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director


TRANSMISSÃO
PAULISTA

Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Notice to the Shareholders

We inform the Shareholders that the Board of Directors, in a meeting held on 12/16/2002, deliberated on the payment of interest on own capital, in the amount of R$ 50,000,000.00, corresponding to R$ 0.000334929 per share, as provided for in § 2 of article 32, of the Bylaws of the Companny and § 7 of article 9, of Law No. 9249/95, observing that:

1. the date for the financial availability of the respective amounts of interest to the shareholders shall be 02/14/2003;
2. the Shareholders stated in the share position ascertained on 12/26/2002 shall be entitled to the interest on the own capital, being the shares negotiated as from 12/27/2002,in the Stock Exchanges, considered "ex-interest on own capital";
3. the book credit shall be made on 12/31/2002, and the income tax collection shall be made according to the legislation in effect, except for the legal entities exempted, through the remittance of a certified copy of the Delivery Receipt of The Income Tax Exemption Statement - Legal Entity, or of the option for the special system of taxation (MP(Provisional Remedy) 2,222/01), until 12/26/2002 to Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6º andar, CEP 01415-903;
4. in the lack of corroborating documentation, the following documents shall be considered for analysis and concession, since they are jointly presented:
   a) official Letter sent by competent court, addressed to Companhia de Transmissão de Energia Elétrica Paulista, determining the non-collection of income tax in this particular case;
   b) object Certificate and condition of the legal suit in which the Official Letter has been sent; and
   c) statement signed by the legal representative of the petitioner, stating the information regarding its constitution and its adjustment to the benefit, under the penalties of law, being also responsible for the prompt indemnification to Companhia de Transmissão de Energia Elétrica Paulista, of any collections that it is obliged to make due to the non-collection of the income tax, with the respective additions and penalties.
5. the receipt of the gross amount of interest on own capital shall be assured to the shareholders who are exempted from the income tax collection, as provided for in the legislation; and
6. the value regarding the payment of the interest above will be deducted from the amount of dividends to be paid, as granted by the legislation, as provided for in § 2, of article 32 and Bylaws of the Company.

Credit of Interest

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated and does not have the number of CPF/CNPJ, or banking credit option, will have their revenue credited within 3 (three) working days after their register updating in the electronic files of the referred to bank. In this case the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços de Ações e Debêntures* (Shares and Debentures Services Superintendence), at Rua Boa Vista, 176, 4º andar - Corpo 5 - CEP 01014-000 - São Paulo - SP. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) - Rua XV de Novembro, 318 - térreo, fone: (0XX11) 3247.5731/5308/4769, Fax (0XX11) 3247-5730;
Rio de Janeiro (RJ) - Rua 7 de Setembro, 99 - subsolo, fone: (0XX21) 2202-2592 /3, Fax (0XX21) 2509-1788;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, fone: (0XX31) 3249-3524/34, Fax (0XX31) 3226-4116;
Brasília (DF) - SC Sul Quadra 3 - Ed. Dona Ângela - térreo, fone: (0XX61) 225-3312, Fax (0XX61) 322-2075;
Curitiba (PR) - Rua João Negrão, 65, fone: (0XX41) 320-4128/9, Fax (0XX41) 320-4053;
Porto Alegre (RS) - Rua 7 de Setembro, 746 - sobreloja, fone: (0XX51) 3210-9150/1, Fax (0XX51) 3210-9152;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, fone: (0XX71) 319-8067/10, Fax (0XX71) 319-8148.

São Paulo, December 16, 2002

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director



TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2002

AND INDEPENDENT ACCOUNTANTS ' REPORT

REGISTRATION AT CVM DOES NOT IMPLY ANY OPINION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION MENTIONED HEREIN.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**
4 - NIRE NUMBER **353.001.705.71**		

01.02 - HEAD OFFICE

1 - FULL ADDRESS				2 - AREA OR DISTRICT
R. BELA CINTRA, 847 - 9th floor				CONSOLAÇÃO
3 - POSTAL CODE 01415-903	4 - MUNICIPALITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - PHONE 3214-1527	8 - PHONE 3151-5766	9 - PHONE 3138-7505	10 - TELEX
11 - DDD 011	12 - FAX 3151-5723	13 - FAX 3151-5789	14 - FAX -	
15 - E-MAIL cteep@cteep.com.br				

01.03 - SHAREHOLDERS' RELATIONSHIP DIRECTOR (Mailing Address)

1 – NAME				
SANDRA MARIA DE SÃO THIAGO L. PICCARDI				
2 – ADDRESS R. BELA CINTRA, 847 - 6th floor				3 – ÁREA CONSOLAÇÃO
4 – POSTAL CODE 01415-903	5 – MUNICIPALITY SÃO PAULO			6 - STATE SP
7 – AREA CODE 011	8 – PHONE 3138-7560	9 - PHONE 3151-5788	10 - PHONE 3231-1173	11 - TELEX
12 – AREA CODE 011	13 – FAX 3151-5774	14 - FAX -	15 – FAX -	
16 - E-MAIL fin@cteep.com.br				

01.04 – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRECEDING QUARTER		
1 – Beginning	2 - End	3 - Number	4 - Beginning	5 - End	6 - Number	7 - Beginning	8 - End
01/01/2002	12/31/2002	3	07/01/2002	09/30/2002	1	04/01/2002	06/30/2002
9 – NAME OF AUDITOR TREVISAN AUDITORES INDEPENDENTES					10 - CVM CODE 00210-0		
11 – AUDITOR IN CHARGE ORLANDO OCTÁVIO DE FREITAS JÚNIOR					12 - Tax ID of auditor in charge (CPF) 084.911.368-78		


FOR IDENTIFICATION
PURPOSES ONLY
TREVISAN AUDITORES INDEPENDENTES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

01.05 – OWNERSHIP

Amount of Shares (thousands)	1 - Current Quarter 09/30/2002	2 - Preceding Quarter 06/30/2002	3 - Same quarter preceding year 09/30/2001
Paid-in capital			
1 – Common	62,558,663	62,558,663	48,541,652
2 – Preferred	86,726,372	86,726,372	45,156,610
3 – Total	149,285,035	149,285,035	93,698,262
Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - DESCRIPTION OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial, Other
2 – TYPE OF SITUATION Operational
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 1990200 - Electric Power Services
5 – MAIN ACTIVITY Electric power transmission
6 – TYPE OF CONSOLIDATED FINANCIAL STATEMENTS Not submitted
7 – TYPE OF AUDITORS' REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – Corporate tax ID (CNPJ)	3 – NAME

01.08 - CASH DISTRIBUTION DETERMINED AND/OR PAID DURING THE QUARTER OR THEREAFTER

1 - Item	2 - Event	3 - Approval	4 - Distribution	5 - Beginning of payment	6 - Type of share	7 - Amount of distribution per share
01	RCA (*)	06/24/2002	Interest on own capital	08/23/2002	Nominative Common (ON)	0.0003640880
02	RCA (*)	06/24/2002	Interest on own capital	08/23/2002	Preferred Nominative (PN)	0.0003640880
03	RCA (*)	09/23/2002	Interest on own capital	11/22/2002	Nominative Common (ON)	0.0002143550
04	RCA (*)	09/23/2002	Interest on own capital	11/22/2002	Preferred Nominative (PN)	0.0002143550

(*) Board of Diretors


FOR IDENTIFICATION
PURPOSES ONLY

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

01.09 - SUBSCRIBED CAPITAL AND CHANGES DURING THE YEAR

1 – Item	2 - Date of Change	3 - Share Capital (thousands of reais)	4 - Change (thousands of reais)	5 - Source of Change	7 - Quantity of Shares Issued (thousands)	8 - Share Issue Price (Reais)

01.10 - SHAREHOLDER RELATIONSHIP DIRECTOR

1 – DATE	2 – SIGNATURE
11/14/2002	CLAUDIO CINTRÃO FORGHIERI ASSISTENTE DA DIRETORIA FINANCEIRA

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

02.01 - BALANCE SHEET - ASSETS (in Thousands of Reals)

1 – Code	2 – Description	3 - 09/30/2002	4 - 06/30/2002
1	Total Assets	4,184,712	4,135,261
1.01	Current Assets	537,253	515,004
1.01.01	Cash and banks	352,760	325,380
1.01.01.01	Cash	3,862	2,378
1.01.01.02	Short-term investments	348,898	323,002
1.01.02	Credits	91,669	73,356
1.01.02.01	Accounts receivable from customers	91,669	73,356
1.01.03	Inventories	20,416	20,864
1.01.04	Other	72,408	95,404
1.01.04.01	Accounts receivables – from Finance State Department	48,752	60,988
1.01.04.02	Deferred Income Tax and Social Contribution	8,464	22,125
1.01.04.03	Recoverable Taxes and Contributions	2,616	0
1.01.04.04	Other	12,576	12,291
1.02	Long-Term Assets	246,009	217,541
1.02.01	Sundry Credits	141,716	124,537
1.02.01.01	Accounts receivables – from Finance State Department	141,716	124,537
1.02.02	Related-party credits	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Controlled companies	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	104,293	93,004
1.02.03.01	Disposal of Assets and Rights	78,882	78,882
1.02.03.02	Allowance for Doubtful Debtors	(78,882)	(78,882)
1.02.03.03	Deferred Income Tax and Social Contribution	67,226	65,121
1.02.03.04	Security and Restricted Deposits	34,158	24,978
1.02.03.05	Other	2,909	2,905
1.03	Permanent Assets	3,401,450	3,402,716
1.03.01	Investments	4,245	14,194
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	4,245	14,194
1.03.02	Property, Plant and Equipment	3,397,205	3,388,522
1.03.02.01	In use	3,031,837	3,059,540
1.03.02.02	Under construction	397,681	356,747
1.03.02.03	Special obligations	(32,313)	(27,765)
1.03.03	Deferred charges	0	0


FOR IDENTIFICATION
PURPOSES ONLY
TREVISAN AUDITORES INDEPENDENTES

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 – Description	3 - 09/30/2002	4 - 06/30/2002
2	Total liabilities	4,184,712	4,135,261
2.01	Current Liabilities	197,181	209,997
2.01.01	Loans and Financings	41,724	32,521
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	8,508	11,316
2.01.04	Taxes, Duties and Contributions	21,583	25,370
2.01.04.01	Income Tax	2,389	4,591
2.01.04.02	INSS (Social Security – benefit to employee)	4,270	3,872
2.01.04.03	FGTS (Guarantee Deposit – benefit to employee)	1,328	1,090
2.01.04.04	COFINS (Social Contribution on sales and revenues)	1,389	1,105
2.01.04.05	PIS/PASEP (Social Integration Program on sales and revenues)	519	942
2.01.04.06	Inspection Tax – ANEEL	293	293
2.01.04.07	Income Tax - Interest on own capital	2,970	4,995
2.01.04.08	Social Contribution on net income	5,554	5,554
2.01.04.09	Other	2,871	2,928
2.01.05	Dividends Payable	29,628	49,592
2.01.05.01	Dividends Declared	142	144
2.01.05.02	Interest on own capital	29,486	49,448
2.01.06	Provisions	63,824	59,592
2.01.06.01	Provision for payroll	29,531	24,135
2.01.06.02	Provision for payroll / social charges	11,969	16,082
2.01.06.03	Provision for taxes	21,501	18,274
2.01.06.04	Opportunity Program for Employees	823	1,101
2.01.07	Related-party debts	20,952	21,685
2.01.07.01	Payables - Fundação CESP	13,979	13,038
2.01.07.02	Payables - EMAE	6,973	8,647
2.01.08	Other	10,962	9,921
2.01.08.01	Consumer Charges - RGR	2,726	3,006
2.01.08.02	Other	8,236	6,915
2.02	Long-Term Liabilities	445,202	403,929
2.02.01	Loans and Financings	109,295	87,342
2.02.02	Debentures	0	0
2.02.03	Provisions	130,203	120,242
2.02.03.01	Provision for labor contingencies	75,780	71,362
2.02.03.02	Provision for fiscal contingencies	53,400	48,128
2.02.03.03	Provision for civil contingencies	1,023	752
2.02.04	Related-party debts	184,697	175,338
2.02.04.01	Payables - Fundação CESP	184,697	175,338
2.02.05	Other	21,007	21,007
2.02.05.01	Deferred Income Tax	16,374	16,374
2.02.05.02	Deferred IPTU (Tax on properties)	4,633	4,633

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 - Description	3 - 09/30/2002	4 - 06/30/2002
2.03	Deferred income	172,682	176,928
2.05	Shareholders' Equity	3,369,647	3,344,407
2.05.01	Paid-in capital	462,000	462,000
2.05.02	Capital Reserves	2,593,035	2,593,035
2.05.02.01	Donations and Fiscal Incentives	1,952,573	1,952,573
2.05.02.02	Interest on property, plant and equip. under construction own capital	633,053	633,053
2.05.02.03	Funds for capital increase	666	666
2.05.02.04	Fiscal incentives – FINAM	6,743	6,743
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/controlled companies	0	0
2.05.04	Earnings reserves	196,745	197,825
2.05.04.01	Legal	26,516	26,516
2.05.04.02	Statutory	31,251	31,251
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized income	138,978	140,058
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other Surplus reserves	0	0
2.05.05	Retained earnings	117,867	91,547

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 - Description	3 - 07/01/2002 – 09/30/2002	4 - 01/01/2002 - 09/30/2002	5 - 07/01/2001 - 09/30/2001	6 - 01/01/2001 – 09/30/2001
3.01	Gross sales	208,822	557,247	107,528	296,776
3.01.01	Revenue from use of Electric Power Network	205,564	547,696	104,671	288,824
3.01.02	Other Revenues	3,258	9,551	2,857	7,952
3.02	Deductions from gross sales	(12,091)	(33.746)	(6,174)	(17,640)
3.02.01	RGR	(4,434)	(13,337)	(2,267)	(6,801)
3.02.02	COFINS	(6,278)	(16,719)	(3,205)	(8,883)
3.02.03	PIS/PASEP	(1,348)	(3,610)	(695)	(1,925)
3.02.04	ISS	(31)	(80)	(7)	(31)
3.03	Net Sales	196,731	523,501	101,354	279,136
3.04	Cost of sales	(143,189)	(430,813)	(77,000)	(238,884)
3.04.01	Personnel	(69,198)	(195,213)	(42,649)	(124,361)
3.04.02	Opportunity Program for Employees	0	0	0	(6,767)
3.04.03	Materials	(5,586)	(15,249)	(3,631)	(9,235)
3.04.04	Third-party services	(20,092)	(50,867)	(9,980)	(30,802)
3.04.05	Depreciation	(40,055)	(121,020)	(19,878)	(59,659)
3.04.06	Provisions for Contingencies	(5,204)	(13,300)	0	(9,043)
3.04.07	Other expenses/Expense recovery	(3,054)	(35,164)	(862)	983
3.05	Gross Income	53,542	92,688	24,354	40,252
3.06	Operating income / expense	(19,176)	(27,976)	13,023	18,886
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(19,176)	(27,976)	10,258	13,515
3.06.03.01	Financial income	32,680	97,016	16,810	49,441
3.06.03.02	Financial expenses	(51,856)	(124,992)	(6,552)	(35,926)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity pickup	0	0	2,765	5,371

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-4**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 - Description	3 - 04/01/2002 - 06/30/2002	4 - 01/01/2002 - 06/30/2002	5 - 07/01/2001 - 09/30/2001	6 - 01/01/2001 – 09/30/2001
3.07	Operating income	34,366	64,712	37,377	59,138
3.08	Non-Operating Income	4,835	(5,082)	(321)	(3,373)
3.08.01	Income	5,589	6,540	43	1,591
3.08.02	Expenses	(754)	(11,622)	(364)	(4,964)
3.09	Income before taxes and profit shares	39,201	59,630	37,056	55,765
3.10	Provision for Income Tax and Social Contribution on income	(16,066)	(28,934)	(10,957)	(12,927)
3.10.01	Income Tax	(12,182)	(22,303)	(7,871)	(8,858)
3.10.02	Social Contribution	(3,884)	(6,631)	(3,086)	(4,069)
3.11	Deferred income tax	2,105	11,634	0	(1,763)
3.11.01	Deferred income tax	1,445	8,573	0	(1,296)
3.11.02	Deferred social contribution	660	3,061	0	(467)
3.12	Statutory profit shares/contributions	0	0	0	0
3.12.01	Profit Shares	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	32,000	86,353	0	20,000
3.15	Income for the year	57,240	128,683	26,099	61,075
	Number of shares, Ex-Treasury (thousands)	149,285,035	149,285,035	93,698,262	93,698,262
	Earnings per share	0.00038	0.00086	0.00028	0.00065
	Loss per share				

04.01 – NOTES

1 BUSINESS OF THE COMPANY

Companhia de Transmissão de Energia Elétrica Paulista (CTEEP) is an Electric Energy Utility Company located in the State of Sao Paulo that operates electric power transmission lines and substations and has its activities regulated and inspected by the National Agency of Electric Energy – ANEEL. It was organized in February 4, 1999, and on March 30, 1999 an Extraordinary General Meeting approved the incorporation of part of the assets of CESP – Companhia Energética de São Paulo into the CTEEP, as a result of CESP's partial spin-off.

Company started its business operations on April 1, 1999 and its main activity is the planning, construction and operation of electric power transmission systems, as well as research and development programs in connection with energy transportation and other activities related to available technology, either directly or in collaboration with government or private entities.

On October 31, 2001, Extraordinary General Meetings were held and both the shareholders of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. and those of CTEEP have resolved for the taking over of EPTE by the CTEEP, which became effective on November 10, 2001.

CTEEP is a company controlled by the Government of the State of São Paulo.

2 CORPORATE GOVERNANCE

On September 18, 2002, the Company signed adhesion contract to the differentiated practices of Corporate Governance - Level 1, instituted in December of 2000, by the Stock exchange of São Paulo - BOVESPA.

The entrance in the Level 1 of Corporate Governance guarantees larger credibility and transparency in relation to the market, investors, shareholders and society in general. With the measure, besides Ibovespa, the Company will start to also compose the index of Corporate Governance (IGC), one of the main indicators of the Brazilian capital market.

The largest differential of the governance is the New Market (NM), the segment of BOVESPA only for companies that follow more rigid standards. One of them is the demand of the Company to just have ordinary share with vote rights.


FOR IDENTIFICATION
PURPOSES ONLY
TREVISAN AUDITORES INDEPENDENTES

3 PRESENTATION OF QUARTERLY INFORMATION

Quarterly Information - ITR have been prepared in agreement with accounting policies issuing from the Brazilian Corporate Law, regulations laid down by the Brazilian Securities and Exchange Commission – CVM, and rules of specific laws applicable to electric power utility concessionaires set forth by the National Agency of Electric Energy – ANEEL.

These ITR are in compliance with the principles, methods and criteria adopted by CTEEP ended 2001.

Reclassifications were made to the financial statements presented for comparison purposes aiming at a better presentation and comparison.

All amounts presented in these ITR are expressed in thousands of Reals.

4 SUMMARY OF MAIN ACCOUNTING PRACTICES

4.1 Specific Accounting Practices

Financial Expenses and Monetary and Exchange Gains or Losses

As set forth under Accounting Instructions 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial expenses and monetary and exchange gains or losses in connection with borrowings from third parties effectively invested in property, plant and equipment under construction are recorded in this subgroup increase the cost.

4.2 General Accounting Practices

a Short-term Investments

Short-term investments are recorded at cost, with corresponding accrued interest earned until the closing date for the applicable period.

b Accounts receivables from customers

It includes amounts invoiced for the use of connection and basic network systems by electric power utility concessionaires and companies interconnected to such systems.


FOR IDENTIFICATION
PURPOSES ONLY
TREVISAN AUDITORES INDEPENDENTES

c Inventories / Stores

Materials in stores are valued and recorded at their average purchase cost, which does not exceed their replacement value. Materials meant for construction are recorded under property, plant and equipment under construction.

d Property, Plant and Equipment

Items that are part of Property, Plant and Equipment are recorded at their purchase and/or construction cost, including the effects of monetary restatement until December 31, 1995, plus Complementary Monetary Correction – CMC created by Law 8200, of June 28, 1991, interest on own capital until December 31, 1998, financial charges, monetary and exchange gains or losses on borrowings and financing linked to the constructions in course, minus accumulated depreciation and amortization.

Depreciation is determined by the straight-line method based on annual rates going from 2% to 8.3% for assets linked to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution 002, of December 24, 1997, updated by Resolution 44, of March 17, 1999, issued by the National Agency of Electric Energy – ANEEL.

e Assets and Liabilities subject to Adjustment for Monetary/Exchange Variations

When subject to some for of adjustment, assets will be adjusted based on indexes established in law or in contract, up to the closing date of the applicable period.

f Social Contribution and Income Tax

Social contribution and Income tax are determined pursuant to the applicable law based on net income, adjusted by including nondeductible expenses, excluding nontaxable revenues and including and/or excluding temporary differences.

g Interest on Own Capital

Interest is shown as distribution of net income, directly on shareholders' equity, and treated as a financial expense for tax purposes, reducing the tax basis for income tax and social contribution on net income for the period.


FOR IDENTIFICATION
PURPOSES ONLY
TREVISAN AUDITORES INDEPENDENTES

h Net Income per Thousand of Shares

It is determined considering the amount of shares of paid-in capital, on the closing date of the applicable period.

5 RECEIVABLES - FINANCE STATE DEPARTMENT

			09.30.02	06.30.02
	Current	Long Term	Total	Total
Benefits - Law 4.819/58	22,850	68,551	91,401	89,712
Credit Rights Assignment Agreement	18,375	-	18,375	34,609
Agreement for the Acknowledgement and Consolidation of Obligations	6,232	55,045	61,277	57,494
Account receivable from fixed assets disposals	1,295	11,442	12,737	-
Other	-	6,678	6,678	3,710
	48,752	141,716	190,468	185,525

5.1 Benefits – Law 4.819/58

Amounts referring to advances made by CESP – Companhia Energética de São Paulo, from November of 1981 to May of 1983, in order to pay benefits for employees under the State of São Paulo Retirement and Pension Plan, pursuant to State Law 4.819/58.

As a result of CESP's partial spin-off, such credits were transferred to CTEEP, and an agreement was entered into with the State Department on August 06, 1999, to receive such amount in 84 monthly installments, adjusted according to the variation of the General Market Price Index – IGP-M, plus interest of 6% p.a., beginning on September 1999 and scheduled to end on August 2006.

5.2 Credit Rights Assignment Agreement

On September 27, 2001, a credit rights assignment agreement was entered into, with the intervention and consent of the State Department, by which CESP – Companhia Energética de São Paulo transfers to CTEEP the right to receive part of the credits set forth under the Instruments of Acknowledgment and Consolidation of Obligations entered into between CESP and the State Department, on November 17 and December 1, 2000, and the State Department, accepts and transfers to CESP the amount of R$ 56,500 thousand, in a lump sum.


FOR IDENTIFICATION
PURPOSES ONLY

The agreement amount will be remunerated on a monthly basis according to the CDI (Interbank Interest) rate, plus interest of 8% p.a., and will be received by CTEEP in 11 successive installments, beginning on February 1 and ending on December 2 of 2002.

After the last installment is received there will be a financial adjustment to guarantee the remuneration of funds disbursed by CTEEP, at the agreed rate, since the installments disbursed by the State Department are adjusted monthly for inflation according to the variation of the IGP-M, plus interest of 6% p.a..

5.3 Agreement for the Acknowledgment and Consolidation of Obligations

On May 2, 2002, an agreement of Acknowledgement and Consolidation of Obligations was entered into with the State Department, in which the STATE acknowledges and admits that it owes the CTEEP the amounts corresponding to disbursements originally made by CESP – Companhia Energética de São Paulo, from 1990 to 1999, for the payment of complementation of retirement and pensions resulting from benefits provided under State Law 4819/58, and the amount so admitted is adjusted for inflation up to January of 2002, pursuant to the variation of UFESP (Monetary Unit of reference from State of São Paulo), and as of February of 2002, pursuant to the monthly variation of IGP-M, plus 6% p.a. Reimbursement will be made in 120 monthly and successive installments, the first due on August 01, 2002 and the last on July 01, 2012.

5.4 Account receivable from fixed assets disposals.

On July 31, 2002, Instrument Peculiar of Transaction was signed, with promise of property alienation, recognition of obligations and payment commitment, with the General office of State of the Businesses of Finance, where the State recognizes and assume a debt with the Company, for the value of R$ 12,243, corresponding to the market value of the total area of the busy property for the State, using, partially, for the construction of the units prisionais, denominated "Cadeiã o".

The State commits to compensate the Company of such amount in 120 installments monthly, same and successive, first due on August 01, 2002, including monthly monetary variation in accordance with IGP-M and interests of 6% p.a.

5.5 Other

In addition to the abovementioned amounts, CESP – Companhia Energética de São Paulo made advances to pay for monthly expenses in connection with family allowances, pursuant to benefits provided under Law 4.819/58, amounting to R$ 2,218, which, in the partial spin-off, were also allocated to CTEEP; and R$ 4,460, in connection with labor suits of retired employees, settled by CTEEP, which were the State's responsibility, thus totaling R$ 6,678. CTEEP has made arrangements with the Finance Secretariat to be reimbursed for such amount.


FOR IDENTIFICATION
PURPOSES ONLY
AUDITORES INDEPENDENTES

04.01 – NOTES

6 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	09.30.02			06.30.02
	Income Tax	Social Contribution	Total	Total
Allowance for Doubtful Debtors	18,470	6,002	24,472	24,472
Provision for Fiscal Contingencies	17,264	6,215	23,479	24,279
Provision for Labor Contingencies	12,236	4,405	16,641	14,876
Provision for Social Security Contingencies	1,681	605	2,286	1,494
Provision for Civil Contingencies	256	92	348	-
	49,907	17,319	67,226	65,121

These are amounts referring to credits to be offset against future tax gains, determined on provisions that are temporarily nondeductible and controlled in section "B" of Taxable Income Control Register - LALUR.

7 DISPOSAL OF ASSETS AND RIGHTS

7.1 Transmission Line (LT) - Taquaruçu - Assis - Sumaré

As a result of the bid for Transmission Line Taquaruçu – Assis – Sumaré, conducted by ANEEL, the amount of R$ 3,240 was established to reimburse CTEEP for making available studies and designs of the work under reference, and such amount was received in August of 2000.

Considering that the book value of such investment amounted to R$ 11,626, and in order to protect its economic and financial balance, CTEEP claims an additional indemnification of R$ 8,386 with the Granting Authority.

7.2 Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, an Agreement for the Assignment and Transfer of Rights and Obligations was entered into by and between EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into by CTEEP on November 9, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., of the real estate located at Rua Lavapés, 463, Cambuci, São Paulo, amounting to R$ 70,496, at market value, including interest of 1% p.m. to be paid in 21 equal installments, monthly and successive, due on the first business day of each month, starting on May of 1998. Considering Eletropaulo Metropolitana Eletricidade de São Paulo S.A.'s refusal to recognize the transaction according to the abovementioned amount and having not received the installments, EPTE filed execution proceedings on February 11, 1999 and October 18, 2000, which are in course before the 1st e 36th Civil Court of the Central Court Jurisdiction of São Paulo, respectively.

8.1 Transmission Line Botucatu – Chavantes

Upon the enactment of Law 9.074, of July 07, 1995, that sets forth rules for granting and extending utility concessions and permits and provides for other matters, particularly electric power services (generation, transmission and distribution), it was established that such services will be subject to 30-year concessions subject to bid.

CTEEP won the auction to build and operate transmission line Botucatu – Chavantes, held by the National Agency of Electric Energy – ANEEL, on September 28, 2001, at the Rio de Janeiro Stock Exchange.

In the auctions, ANEEL establishes the maximum remuneration of the enterprise, and the winning bidder is that who offers the lowest price in relation to the established value.

In this specific case, CTEEP won at the price established by ANEEL.

CTEEP will be entitled to an additional revenue of R$ 6,910 per year.

The transmission line will be 137 Km long, at the voltage of 230 kV, connecting Substation of Botucatu to Substation of Chavantes Power Plant, both owned by CTEEP.

The works will be funded with company's funds, amounting to R$ 31,901, to be disbursed during the construction stages, and will be completed by July of 2003. It will allow for a greater power flow between South and Southeast regions, as well as new electricity imports from Argentina.

Transmission concession will be for a 30-year term.

9 LOANS, FINANCING AND DEBT CHARGES

	09.30.02				06.30.02
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign Currency					
Financial Institutions	2,492	28,344	85,033	115,869	83,571
Domestic Curreny					
Fundação CESP	-	10,830	23,464	34,294	35,424
ELETROBRÁS - PRONI	8	50	798	856	868
	8	10,880	24,262	35,150	36,292
	2,500	39,224	109,295	151,019	119,863


FOR IDENTIFICATION
PURPOSES ONLY

9.1 Financial Institutions

They refer to the credit agreement with Banco Societé Générale, signed on April 14 of 1998, in the amount of FRF 269,528 thousand, corresponding to US$ 41,500 thousand, with the guarantee of Banco Real S.A. On such financing, that contributes for investments in Transmission Transformer Station - ETT - Miguel Reale, biannual interest is charged at the rate of 6.38% p.a.; and for Banco Real S.A. a post-shipment commission of 2.25% is paid in advance every six months, on the disbursed balance.

Amortization will take place in 10 biannual installments, equal and consecutive, as of November of 2001. The release of funds by the bank was completed in November of 2001 according to the investment project schedule.

9.2 Fundação CESP

It refers to the agreements of Acknowledgement of Indebtedness and Other Covenants, signed in November of 1997, with intervention and consent of Complementary Pension Secretariat, whose end is foreseen for November of 2005.

Charges are determined based on the variation of the actuarial cost of the Plan of Complementation of Retirement and Pension for Employees of CTEEP (IGP-DI plus interest at 6% p.a.), or according to the variation of TR (Interest of Reference from Brazilian Government) plus interest of 8% p.a., the higher of the two indexes shall apply, and incorporated into the principal on a monthly basis.

9.3 Long-Term Amortization Program

	Currency	
Maturity Year	Foreign	Domestic
2003	14,172	2,720
2004	28,344	10,880
2005	28,344	9,977
2006	14,173	50
2007	-	50
After 2007	-	585
	85,033	24,262

	Agreement				
Institution	Begins	Ends	Amortization	Interest Rate	09.30.02 Principal
Societé Générale	2001	2006	10 biannual	6.38% p.a.	113,377
Fundação CESP	1997	2005	96 months	IGP-DI	34,294
ELETROBRÁS - PRONI	1994	2021	80 quarterly	UFIR	848
					148,519


FOR IDENTIFICATION
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TREVISAN AUDITORES INDEPENDENTES

10 FISCAL PROVISIONS - COFINS

CTEEP is contesting in court the constitutionality of the tax rate increase from 2% to 3%, and the increased basis for taxation, including financial revenues and no operating revenues, of Contribution for Social Security Financing – COFINS, pursuant to Law 9.718/99.

While awaiting for a final decision to be rendered on the matter, a provision is being made for the amounts, and CTEEP is making the corresponding deposits in court.

11 PAYABLES

			09.30.02	06.30.02
	Current	Long Term	Total	Total
Fundação CESP	13,979	184,697	198,676	188,376
EMAE	6,973	-	6,973	8,647
	20,952	184,697	205,649	197,023

11.1 Fundação CESP

Values in accordance with the two contracts of Debt Confession for Financings of Actuarial Deficit dealed with Fundação CESP, regarding the Proportional Supplemental Benefits Paid off - BSPS, with monthly expirations. The balances of those contracts are updated for the variation of the actuarial cost (added IGP-DI of interests of 6% p.a.)

11.2 EMAE

It refers to the purchase of Transmission Transformer Station – ETT – Piratininga, pursuant to the agreement entered into on December 23 of 1998, with EMAE – Empresa Metropolitana de Águas e Energia S.A. Interest at the rate of 0.75% p.m. and adjustment for inflation according to IGP-M are charged to the principal, with grace period until June of 2000 and amortization in 36 monthly and successive installments.


FOR IDENTIFICATION
PURPOSES ONLY

12 PROVISIONS FOR CONTINGENCIES

	09.30.02	06.30.02
Tax - IPTU	69,056	66,990
Tax - INSS	6,724	4,372
Labor	53,400	48,128
Several Civil Suits	1,023	752
	130,203	120,242

12.1 Tax - IPTU

Provision made on account of debts with the City Halls of São Paulo, São José dos Campos and Pindamonhangaba.

12.2 INSS

On August 10 of 2001, CTEEP received a notice issued by the National Social Security Institute – INSS on compensations paid to employees, as advances – meals, morning snack and basic basket, referring to the period from April of 1999 to July of 2001, consequently, Management resolved to create a provision.

12.3 Labor Contingencies

As a result of what has been set forth under the spin-off protocols, CTEEP has undertaken to be specifically liable for certain legal suits, before different courts, resulting from the partial spin-off processes of CESP – Companhia Energética de São Paulo, and ELETROPAULO – Eletricidade de São Paulo S.A.

Suits are reviewed on a quarterly basis and the corresponding adjustments made to provision amounts.

13 SHAREHOLDERS' EQUITY

13.1 Capital Stock

Capital stock represents the statutory paid-in capital amounting to R$ 462,000, divided into 149,285,035 thousand shares, of which 62,558,663 thousand common shares and 86,726,372 thousand preferred shares.


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04.01 – NOTES

The authorized share capital of CTEEP totals R$ 1,469,090, of which R$ 615,696 in common shares and R$ 853,394 in preferred shares, all nominative shares without certificates and with no par value.

Preferred shares are non-voting shares. However, they have priority for redemption of capital and payment of dividends of 10% p.a., no cumulative, calculated on the paid-in capital corresponding to this type of shares.

On September 30, 2002, the main shareholders of CTEEP were as follows:

	Amount of Shares - In Thousands					
	Common	%	Preferred	%	Total	%
State of São Paulo Government & Associated Companies						
State Department	33,134,661	52.97	6,321,252	7.29	39,455,913	26.43
Banco Nossa Caixa S.A.	5,136,117	8.21	7,686,364	8.86	12,822,481	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332	3.16	-	-	1,979,332	1.33
Other	82,933	0.13	153,576	0.18	236,509	0.15
	40,333,043	64.47	14,161,192	16.33	54,494,235	36.50
Other						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836	9.85	46,626,882	53.76	52,787,718	35.36
Federal Government	9,556,151	15.28	-	-	9,556,151	6.40
BNDES Part S.A.- BNDESPAR	-	-	2,950,169	3.40	2,950,169	1.98
Caixa de Previdência dos Funcionários do Banco do Brasil	296,439	0.47	1,348,158	1.55	1,644,597	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,057,600	1.22	1,057,600	0.71
LIGHTPAR - Light Participações S.A.	-	-	979,190	1.13	979,190	0.66
Cypress Corporation	691,424	1.11	6,400	0.01	697,824	0.47
Serpros Fudo Multipatrocinado	-	-	353,700	0.41	353,700	0.24
The Bank of New York - ADR Department	36,999	0.06	137,788	0.16	174,787	0.12
Other	5,483,771	8.76	19,105,293	22.03	24,589,064	16.46
	22,225,620	35.53	72,565,180	83.67	94,790,800	63.50
	62,558,663	100.00	86,726,372	100.00	149,285,035	100.00

13.2 Earnings

a Legal Reserve

Composed of 5% of the net income for the year, before any appropriation, up to a maximum of 20% of capital stock.


FOR IDENTIFICATION
PURPOSES ONLY

b Statutory reserve

The By-laws of CTEEP provides for the creation of this reserve at the rate of 20% of the net income for the year, minus legal reserve and dividends and/or interest on own capital, up to the limit of 10% of capital stock.

c Unrealized Income Reserve

Unrealized income result from a credit balance of net balance sheet adjustment for inflation until 1995. This reserve is realized in proportion to depreciation and amortization of property, plant and equipment. Realized amounts are transferred to the retained earnings account on a monthly basis.

13.3 Distribution of Income

Pursuant to the By-laws of CTEEP, income determined on June 30 and December 31 of each year is to be distributed to shareholders every six months, calculated according to paid-in capital, as follows:

- 10% per annum for preferred shares; and
- Up to 10% per annum for common shares.

Pursuant to Law 9.249, of December 26,1995, legal entities taxed based on taxable income may pay interest on its own capital to its shareholders, as long as there is income earned before interest is deducted, or, on the amount of retained earnings and surplus reserve, limited to 50% in both situations, and it further allows for interest paid or credited to shareholders to be deducted for tax purposes.

Therefore, in a regular meeting held on June 24, 2002, the Board of Directors decided to distribute interests on own capital amounting to R$ 54,353 (R$ 49,358 net of withholding tax) which should be paid to the shareholders on August 23, 2002.

Considering the fiscal benefit obtained in the modality of remunerative interests on the own capital, for distribution of results, Council of Administration, gathered on June 24, 2002, it deliberated for the payment quarterly, whenever it has resulted positive.

In that way, in meeting accomplished on September 23, 2002, Council of Administration decided the second destination of remunerative interests on the own capital, in the amount of R$ 32,000, totaling R$ 86,353 in the 9 months period on September 30, 2002, corresponding to 69% of the net profit of the period.

The effective date of distribute interests, of that second destination, liquid of the income tax kept in the source, of the respective values of the interests to the shareholders, it will be on November 22, 2002.

14 FINANCIAL INCOME (EXPENSES)

	09.30.02		09.30.01	
	Quarter	Accumulated	Quarter	Accumulated
Income				
Yield of Short-term Investments	13,877	41,040	7,828	20,370
Amortization of Negative Goodwill	4,246	12,739	4,284	13,833
Interest - State Department	2,314	6,576	1,395	4,198
Discounts Obtained	-	-	-	3,056
Monetary and Exchange Gains	12,104	36,435	3,243	7,784
Other	139	226	60	200
	32,680	97,016	16,810	49,441
Expenses				
Charges - Fundação CESP	(2,504)	(6,836)	(1,691)	(4,877)
CPMF	(1,289)	(3,727)	(469)	(1,565)
Interest on own capital	(32,000)	(86,353)	-	(20,000)
Monetary and Exchange Losses	(15,225)	(24,841)	(4,334)	(9,166)
Other	(838)	(3,235)	(58)	(318)
	(51,856)	(124,992)	(6,552)	(35,926)
	(19,176)	(27,976)	10,258	13,515

15 INCOME TAX AND SOCIAL CONTRIBUTION

CTEEP makes monthly provisions for income tax and social contribution on income on an accrual basis, determining taxes based on suspension and reduction balance sheets.

15.1 Reconciliation of Income Tax and Social Contribution

Tax expenses are determined based on tax rates currently in force, amounting to 34%, of which 25% refers to income tax and 9% to social contribution.

04.01 – NOTES

	QUARTER			
	09.30.02		09.30.01	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	39,201	39,201	37,056	37,056
Taxes under Dispute - COFINS	3,130	-	1,479	-
Provision for Labor Contingency	815	815	-	-
Provision for Tax Contingency - INSS	2,352	2,352	-	-
Provision for Tax Contingency - IPTU	2,066	2,066	-	-
Provision for Civil Contingency	270	270	-	-
Equity Pick-up	-	-	(2,765)	(2,765)
Negative goodwill on investment purchase	7,602	5,168	(4,284)	-
Reversal of Provisions	(6,710)	(6,710)	-	-
Other	26	-	20	-
Income - Tax Basis	48,752	43,162	31,506	34,291
Tax rate of 15%	(7,313)	-	(4,727)	-
Tax rate of 10%	(4,869)	-	(3,144)	-
Tax rate of 9%	-	(3,884)	-	(3,086)
Provision for Income Tax and Social Contribution	(12,182)	(3,884)	(7,871)	(3,086)
Deferred Income Tax and Social Contribution	1,445	660	-	-

	ACCUMULATED			
	09.30.02		09.30.01	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	59,630	59,630	55,765	55,765
Taxes under Dispute - COFINS	8,226	-	4,072	-
Provision for Labor Contingency	4,936	4,936	(5,186)	(5,186)
Provision for Tax Contingency - INSS	2,352	2,352	-	-
Provision for Tax Contingency - IPTU	6,041	6,041	-	-
Provision for Civil Contingency	270	270	-	-
Equity Pick-up	-	-	(5,371)	(5,371)
Negative goodwill on investment purchase	22,805	15,503	(13,833)	-
Reserval of Provisions	(15,049)	(15,049)	-	-
Other	73	-	57	-
Income - Tax Basis	89,284	73,683	35,504	45,208
Tax rate of 15%	(13,393)	-	(5,326)	-
Tax rate of 10%	(8,910)	-	(3,532)	-
Tax rate of 9%	-	(6,631)	-	(4,069)
Provision for Income Tax and Social Contribution	(22,303)	(6,631)	(8,858)	(4,069)
Deferred Income Tax and Social Contribution	8,573	3,061	(1,296)	(467)


FOR IDENTIFICATION
PURPOSES ONLY

16 CONCESSIONS

According to Ordinance 185, of June 06 of 2001, issued by Ministry of Mines and Energy - MME, the concession term for exploitation of electric energy utility service composing the Basic Network was extended for 20 years, starting on July 08 of 1995, to include connections and other facilities (under ANEEL Resolution 166, of May 31 of 2000), owned by CTEEP.

On June 20 of 2001, the agreement of Concession of Electric Power Transmission Utility Service was entered into by and between CTEEP and the Granting Authority, thorough the National Agency of Electric Energy – ANEEL, for a 20-year term, starting on the date Law 9.074, of July 07 of 1995 took effect, and therefore ending on July 07 of 2015.

The concession agreement under reference was amended on December 14 of 2001, in view of the taking over of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. by CTEEP. The terms initially agreed to were maintained, except for the permitted annual revenue level, which will be reduced by 0.58% in July of 2002 and be decrease by 3.56% in July of 2003, equivalent to 50% of efficiency gains.

17 FINANCIAL INSTRUMENTS

Book values of financial instruments as assets and liabilities, when compared to the amounts that could be obtained by trading them in an active market and, in their absence, at net present value adjusted based on the current market interest rate, are substantially close to their corresponding market values.

18 INFRACTION NOTICE - ANEEL

By means of Official Letter 227/2002 – SFE/ANEEL, of May 7 of 2002, the National Agency of Electric Energy – ANEEL communicated the Infraction Notice and imposition of penalty amounting to R$ 4,513 to CTEEP, in connection with the interruption in the supply of electric power occurred on January 21, 2002, due to a short-circuit in the 440 kV transmission line of Ilha Solteira-Araraquara. CTEEP presented its defense to ANEEL, as provided for in the specific law, and awaits a court decision on such defense.


FOR IDENTIFICATION
PURPOSES ONLY
TREVISAN AUDITORES INDEPENDENTES

04.01 – NOTES

19 CASH FLOW

	09.30.02		09.30.01	
	Quarter	Accumulated	Quarter	Accumulated
CASH FLOW FROM THE OPERATING ACTIVITIES				
Customers' receives	187,272	537,643	100,670	286,101
Other receives	895	6,449	2,488	7,318
Payments to suppliers	(25,014)	(65,695)	(15,701)	(43,346)
Payments to employees	(73,747)	(203,085)	(41,818)	(143,298)
Taxes and contributions	(19,787)	(71,396)	(7,181)	(21,915)
	69,619	203,916	38,458	84,860
CASH FLOW FROM INVESTING ACTIVITIES				
Losses from fixed assets disposals	(17,518)	(59,702)	(8,148)	(17,003)
CASH FLOW FROM FINANCING ACTIVITIES				
Incomes of financial investments	11,104	31,449	9,596	21,367
Loan payment for loans	(10,454)	(44,138)	(4,372)	(12,954)
Interests on own capital and dividends	(49,156)	(92,711)	-	(24,183)
Bank expenses - CPMF	(1,247)	(3,624)	(422)	(1,468)
Other	(280)	(837)	(30)	(90)
	(50,033)	(109,861)	4,772	(17,328)
CASH FLOW FROM NON-OPERATING ACTIVITIES				
Other income (1)	25,312	67,589	4,035	16,179
Other expenses (2)	-	(19,947)	(2,133)	(13,308)
	25,312	47,642	1,902	2,871
INCREASE OF NET CASH BALANCE	27,380	81,995	36,984	53,400
DEMONSTRATION OF NET CASH VARIATION				
In the beginning of the period	325,380	270,765	177,063	160,647
At the end of the period	352,760	352,760	214,047	214,047
	27,380	81,995	36,984	53,400

(1) They refer basically to values received from General office of State of the Businesses of Finance, according to description in the note 5.

(2) Payments to CESP – Companhia Energética de São Paulo, related to social charge obligations previdenciárias (INSS), foreseen in the Protocol of Partial Scission, original of the constitution of the CTEEP, according to description in the note 1.


FOR IDENTIFICATION
PURPOSES ONLY

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

Due to the taking over of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., income recorded by CTEEP in 2002 includes revenues and expenses resulting from operations of assets that previously belonged to EPTE, closed on November 09 of 2001.

Thus, comparative analyses between absolute values on income statements of CTEEP referring to the quarter and nine-month period ended on 2002 and the corresponding periods in 2001 are compromised.

Gross Income and Operating Income

Except for restrictions on possible comparisons between values of 2002 and 2001, we point out the Gross Income obtained in the quarter amounting to R$ 53,542, which corresponds to a net operating margin of 27.2%. This amount was 17.7% for the quarter and nine-month period, showing a significant improvement in the performance of CTEEP when compared to the same period of the previous year, which reached 14.4%.

The Operating Income for the nine-month period amounts to R$ 64,712 in 2002, and includes the effects of financial income and expenses, improving by 9.4%, in comparison with that obtained in 2001.

Income for the Period

As a result of the strategic orientation of CTEEP and its management actions, the Net Income for the nine-month period of 2002 reached R$ 128,683, showing a significative increase of 110.7% when compared to 2001.

Operational and Economic Framework

The main source of Revenue for CTEEP is the use of its transmission system by electric power utility concessionaires, whose annual sales were established by Resolution 359 – ANEEL, effective starting from July 01, 2002, and are connected to Basic Network and Connection facilities.

As a result, Gross Sales for the quarter of 2002 reached R$ 208,822, which resulted in a Net Sales of R$196,731 after deducting direct charges and taxes.

Costs that can be directly managed by Management, totaling R$ 97,930, accounted for 49.8% of net sales. It is further worth pointing out the Depreciation quotas of R$ 40,055, and Provisions for Tax Contingencies of R$ 5,204.

As a consequence of the abovementioned facts, Gross Income reached R$ 53,542.

CTEEP's Cash Generation, expressed by Gross Income plus Depreciation, totaled R$ 93,597 for the quarter, representing a margin of 47.6% on net sales.

CTEEP had a Net Income of R$ 57,240 in the quarter, equivalent to R$ 0.38 per thousand shares.



01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

16.01 – OTHER INFORMATION THAT THE COMPANY UNDERSTANDS RELEVANT

1 STOCK COMPOSITION OF THE COMPANY

On September 30, 2002, the main shareholders of CTEEP were as follows:

					Amount of Shares - In Units	
	Common	%	Preferred	%	Total	%
State of São Paulo Government & Associated Companies						
State Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	82,932,929	0.13	153,576,465	0.18	236,509,394	0.15
	40,333,043,191	64.47	14,161,192,544	16.33	54,494,235,735	36.50
Other						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A.- BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Caixa de Previdência dos Funcionários do Banco do Brasil	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,057,600,000	1.22	1,057,600,000	0.71
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Cypress Corporation	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
Serpros Fudo Multipatrocinado	-	-	353,700,000	0.41	353,700,000	0.24
The Bank of New York - ADR Department	36,999,000	0.06	137,788,200	0.16	174,787,200	0.12
Managing	-	-	212,710	-	212,710	-
Council of Administration	31	-	103,808	-	103,839	-
Council Tax	-	-	-	-	-	-
Other (1)	5,483,769,964	8.76	19,104,976,468	22.03	24,588,746,432	16.46
	22,225,619,612	35.53	72,565,179,649	83.67	94,790,799,261	63.50
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Other shareholders - Individually they are holders of amount of share which percentual if less than 5% of the ordinary shares.


FOR IDENTIFICATION
PURPOSES ONLY
TREVISAN AUDITORES INDEPENDENTES

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

16.01 – OTHER INFORMATION THAT THE COMPANY UNDERSTANDS RELEVANT

2 STOCK COMPOSITION OF THE HOLDERS OF MORE THAN 5% OF THE CAPITAL VOTANTE, ON SEPTEMBER 30, 2002

Amount of Shares - In Units

	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
State Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,592,868,180	20.70	281,920,989,015	52.45
BNDESPAR	65,289,960,070	14.43	532,937,780	0.63	65,822,897,850	12.25
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	100,082,887,747	22.12	66,864,951,370	78.67	166,947,839,117	31.06
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00



01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

17.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have made a special review on the Quarterly Information (ITR) of Companhia de Transmissão de Energia Elétrica Paulista for the quarter and nine-month period ended on September 30, 2002, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2. Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices issued by Brazilian Corporate Law, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4. The balance sheet on June 30, 2002 have been reviewed by us and the quarterly information for the quarter, and nine months period ended September 30, 2001 presented for comparison purposes have been reviewed by other auditors, who issued unqualified reports on special review, dated August 02, 2002 and November 09, 2001, respectively.

São Paulo, October 25, 2002

TREVISAN
Auditores Independentes
CRC 2 SP 013439/O-5

ORLANDO OCTÁVIO DE FREITAS JÚNIOR
Partner – Accountant
CRC 1 SP 178871/O-4


Trevisan
The Global Solution

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of Companhia de Transmissão de Energia Elétrica Paulista for the quarter and nine-month period ended on September 30, 2002, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices issued by Brazilian Corporate Law, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 The balance sheet on June 30, 2002 have been reviewed by us and the quarterly information for the quarter, and nine months period ended September 30, 2001 presented for comparison purposes have been reviewed by other auditors, who issued unqualified reports on special review, dated August 02, 2002 and November 09, 2001, respectively.

São Paulo, October 25, 2002

ORLANDO OCTÁVIO DE FREITAS JÚNIOR
Partner – Accountant
CRC 1 SP 178871/O-4
Trevisan Auditores Independentes
CRC 2 SP 013439/O-5